FORDHAM FINANCIAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

Note 1 – Organization and Nature of Business

Fordham Financial Management, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a Colorado corporation that is a wholly-owned subsidiary of Fordham Holdings, Inc. (the "Parent"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including private placements and investment banking.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2 – Significant Accounting Policies

Basis of presentation

The Company follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows. References to accounting principles generally accepted in the United States of America ("GAAP") in these notes are to the FASB Accounting Standards Codification™, sometimes referred to as the "Codification" or "ASC".

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

FORDHAM FINANCIAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

Securities owned

Proprietary securities transactions are recorded on the trade date basis, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The Company does not carry customer securities accounts on its own books. All trades are on a fully disclosed basis through Cor Clearing (f/k/a Legent Clearing). Customers' security transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Securities are recorded at fair value as described in Note 4.

Property and equipment

Property and equipment are stated at cost. Depreciation is provided using a Modified Accelerated Cost Recovery System ("MACRS") using estimated useful lives of five to seven years. Major additions and improvements are capitalized and repairs and maintenance are charged to operations as incurred. Depreciation expense for the year ended December 31, 2015 was $2,802.

Investment banking

Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from private placements in which the Company acts as an underwriter or agent.

Commissions

Commissions and related clearing expense are recorded on a trade-date basis as securities transactions occur.

Income taxes

Provision has been made for income taxes currently due Federal, New York State and New York City tax authorities. The amount of current and deferred taxes payable or refundable is recognized as of the date the financial statements utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that the tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense.

FORDHAM FINANCIAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

New accounting pronouncements

On May 18, 2014, the International Accounting Standards Board (IASB) and FASB issued a joint accounting standard on revenue recognition to address a number of concerns regarding the complexity and lack of consistency surrounding the accounting for revenue transactions. Consistent with each board's policy, FASB issued FASB Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*, and the IASB issued International Financial Accounting Standards Codification (IFRS) 15, *Revenue from Customers.* FASB ASU No. 2014-09 amends the FASB Accounting Standards Codification (ASC) by creating a new Topic 606, *Revenue from Contracts with Customers,* and a new Subtopic 340-40, *Other Assets and Deferred Costs – Contracts with Customers.* The guidance in FASB ASU No. 2014-09 provides what FASB describes as a framework for revenue recognition and supersedes or amends several of the revenue recognition requirements in FASB ASC 605, *Revenue Recognition*, as well as guidance within the 900 series of industry-specific topics. The standard eliminates the transaction and industry specific revenue recognition guidance under current GAAP and replaces it with a principles based approach for revenue recognition. The intent is to avoid inconsistencies of accounting treatment across different geographies and industries. The new guidance will provide more useful information to financial statement users through enhanced disclosure requirements. The guidance in the new standard was originally effective for annual reporting periods after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018.

On August 12, 2015, the FASB issued ASU No. 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,* to allow entities time to implement systems, gather data and resolve implementation questions. The new guidance, under ASU No. 2014-09, is now effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. The Company is currently analyzing the effect that ASU No. 2014-09 will have on its future financial position and results of operations.

Subsequent Events

The Company has evaluated subsequent events through February 26, 2016, the date the financial statements were available to be issued.

Note 3 – Receivable from Clearing Broker/Securities Held at Broker

The Company conducts business and clears its proprietary and customer transactions through one clearing broker on a fully disclosed basis. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement.

FORDHAM FINANCIAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

Note 4 – Fair Value Measurements

As described in Note 2, the Company's records its securities owned at fair value. Guidance provided by FASB ASC Topic 820 ("ASC 820"), Fair Value Measurements and Disclosures, defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2- Inputs other than quoted prices within level 1 that are observable for the asset or liability either directly or indirectly, and fair value that is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3 Inputs that are unobservable for the asset or liability and that include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were not significant transfers among Levels 1, 2, and 3 during the year. The securities owned are classified as common stock – Level 1 in the fair value hierarchy.

Note 5 – Regulatory Assessment

In 2013, the Company was censured and fined $50,000 by regulatory authorities for alleged violations of investment-related rules or regulations.

Total payments during 2015 in connection with the regulatory assessment amounted to $8,050 which included $7,664 of the principal loan balance and $386 in interest.

FORDHAM FINANCIAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

Future installments due under the agreement as of December 31, 2015 are as follows:

Year ending December 31,	Total Future Installments
2016	$ 6,197.00

Note 6 – Commitments and Contingent Liabilities

Lease commitments

The Company entered into a non-cancelable sublease for its office space located at 17 Battery Place, New York, NY that expired September 30, 2014 and is currently on a month-to-month lease for the same premises.

Rent expense for the year ended December 31, 2015 amounted to $60,127.

Brokerage activities

In the normal course of business, the Company is engaged in various brokerage activities on an agency basis through a clearing broker. In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill their contractual obligations. Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

Pending litigation, claims and assessments

The Company is a defendant in two lawsuits. Management of the Company believes these lawsuits are without merit and judgments are not probable. As a result, no provision for such lawsuits have been made.

Note 7 – Related Party Transactions

The Company received capital contributions from its Parent totaling $475,000 during the year ended December 31, 2015.

Note 8 – Income Taxes

The provision for income taxes for the year ended December 31, 2015 are for income taxes currently due. The Company has net operating loss carry forwards of approximately $4,756,000 for Federal and $4,726,000 for New York State and City income tax purposes that may be used to offset future taxable income. The net operating losses will start expiring in 2016. If not used, the entire carry forward will expire by 2035.

FORDHAM FINANCIAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

The deferred tax assets arising from the above net operating losses have been fully offset by a valuation allowance. Future income will be offset by the net operating loss carry forward available, therefore, future provision for income taxes will also be reduced. The valuation allowance increased by approximately $215,000 in 2015.

The current and deferred portions of income tax expense included in the statement of income as determined in accordance with FASB ASC 740 are as follows:

	Current	Deferred	Total
Federal	$ -	$ -	$ -
State and local	5,556	-	5,556
	$ 5,556	$ -	$ 5,556

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2015, management has determined that there are no uncertain tax positions. The Company is not subject to examination by U.S. federal, state and local tax authorities for tax years before 2011.

Note 9 – Net Capital Requirements

The Company is subject to the SEC Uniform Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $105,980, which was $5,980 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.62 to 1.

Certain advances, dividend payments and other equity withdrawals are restricted by the provisions of the rules of the Securities and Exchange Commission.

Under the clearing arrangements with the broker dealer, the Company is required to maintain certain minimum levels of capital and comply with other financial ratio requirements. The Company computed its net capital being less than 120 percent of the Company's required minimum net capital pursuant to SEA Rule 17a-11(c)(3). The Company is in the process of filing an early warning with FINRA.

FORDHAM FINANCIAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

Note 10 – Concentrations and Credit Risks

The Company clears its securities transactions through a major financial service firm. These activities may expose the Company to off-balance-sheet risk in the event that the institution is unable to fulfill its obligation and the Company has to purchase or sell the securities at a loss.

The Company maintains cash balances at several banks. For those banks who are participants in the Federal Deposit Insurance Corporation's (FDIC) Transaction Account Guarantee Program, all non-interest bearing accounts of the Company are covered by FDIC insurance through December 31, 2015 for up to $250,000 in aggregate for all accounts. The Company did not incur any losses in these accounts.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of the clearing organizations receivable. The Company has cash on deposit with a clearing organization. The amount of credit risk associated with the clearing organization receivable is $100,000 and is reflected in the statement of financial condition.

Approximately 17% of the Company's revenue is derived from a private placement with one customer.

Note 11 – Risk and Uncertainties

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could affect the amounts reported on the statement of financial condition.